UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

May 2017

Commission File Number 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv, 6701101, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 On February 7, 2017, the Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) announced that it is currently being investigated by the Israeli Securities Authority (the “ISA” and the “Investigation,” or “ISA Investigation” respectively). The Company has not yet been advised by the ISA of the full scope and focus of the Investigation. However, the Company has had discussions with the ISA regarding the Investigation, and is now able to provide additional information to the Company’s investors and other stakeholders, with regard to the nature of the ISA’s concerns with respect to the Company.

Based on these discussions with the ISA, the Company now understands that the Investigation with respect to the Company relates to the Data Monitoring Committee (“DMC”) that was appointed in connection with the Company’s Phase III clinical trial of KIT-302. In connection with the clinical trial, the Company appointed an independent statistician and an orthopedist to serve as the Company’s DMC in order to review the preliminary results of the initial patient group, with respect to determining if it would be necessary to increase the number of patients to be enrolled in the clinical trial in order to demonstrate statistical validity required to meet the primary endpoint of the clinical trial.

This DMC’s responsibilities and reporting procedures were detailed in a document that was distributed to all the team members involved in the clinical trial, including the members of the DMC (the “Procedure”). According to this Procedure, a group of external independent statisticians was to receive the preliminary clinical trial results and analyze the standard deviations. The Procedure provided that the independent statisticians would send the analyzed standard deviations to both of the DMC members, who would then review the analysis, and determine whether or not the primary efficacy endpoint was met (i.e. they were to look at the statistician's printout and see if the lower limit of the 95% confidence interval for the KIT-302 drug exceed 50% of the value for amlodipine). The Company understands that the ISA is investigating the circumstances surrounding the actual dissemination of the statistical analysis to the members of the DMC, and whether or not this led to any misleading disclosures in any of the Company’s public filings.

The Company believes that the ISA’s concerns with respect to the DMC are misguided and not consistent with industry accepted U.S. Food and Drug Administration (“FDA”) regulatory requirements, nor with the procedures for the conduct of clinical trials for the purposes of New Drug Application submissions to the FDA. In addition, the Company strongly disputes the legal ramifications of any possible concerns of the ISA with respect to the Company’s disclosures in these matters.

The Company firmly believes that, (i) information relating to the circumstances surrounding the actual dissemination of the statistical analysis to the members of this DMC is not material; and, (ii) that such information was not material at the time of the Company’s announcement of the final clinical trial results. This matter had no impact whatsoever on the validity of the statistical analysis of the KIT-302 Phase III clinical trial data, which met its primary efficacy endpoint with statistical significance. Furthermore, the Company believes that the ISA is not the regulatory body authorized to evaluate the materiality of events and the completeness of public disclosures made by the Company in compliance with United States federal securities laws.

The process actually undertaken by the Company in connection with such clinical trial results, fully complied with the requirements of the FDA, and the Medicines and Healthcare products Regulatory Agency (“MHRA”) and the human ethics committee agreed-to protocol for the Phase III clinical trial of KIT-302 (“Clinical Trial Protocol”). Some clinical studies, mostly in certain types of Phase III clinical trial studies where it is required under the applicable clinical trial protocol, are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. According to the KIT-302 Phase III Clinical Trial Protocol approved by the above-mentioned regulatory authorities, no data monitoring committee or data safety monitoring board or committee was required at all, and the committee named “DMC” by the Company, had no authority or power to modify or otherwise alter the conduct of the clinical trial, and was not tasked with usual data safety monitoring board or committee responsibilities related to a clinical trial. In accordance with the Clinical Trial Protocol, which had been approved by the FDA, the decision as to whether or not to add additional patients, or to stop patient enrollment, was based solely upon the statistical analysis of the preliminary data performed by an independent statistician (who was also a member of our “DMC”). The statistical analysis of the preliminary data collected in the Phase III clinical trial definitively showed that the study met the pre-specified criteria the FDA required for stopping patient enrollment and completing the final statistical analyses. The statistical analyses of the efficacy data collected in the Phase III clinical trial of KIT-302 resulted in a p-value of less than 0.001, clearly demonstrating that the Phase III clinical trial met its primary efficacy endpoint with statistical significance (any p-value less than 0.05 would have been adequate by statistical standards for proving efficacy).

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The Investigation is still ongoing, and the Company’s officers are fully cooperating with the ISA in its Investigation. The Company’s Board of Directors has expressed its full support of Company management. The Company, its officers and Board of Directors look forward to the conclusion of this Investigation in the most expeditious manner possible.

The Company is continuing with the process of completing a New Drug Application for KIT-302, which is expected to be submitted to the FDA during the second quarter of 2017. In addition, the Company is continuing with all of its other ongoing activities, including its research and development activities in connection with KIT-302 and TyrNovo’s NT 219, further expanding its intellectual property portfolio and seeking commercialization opportunities for its therapeutic products and activities.

The additional information disclosed herein may not necessarily reflect the full scope or focus of the Investigation or the entirety of any allegations being investigated and/or which may ultimately be raised by the ISA against the Company and/or any of its officers or affiliates. At this preliminary stage, the Company is still unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the ISA Investigation or the scope of potential exposure, if any.

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Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

May 1, 2017	By:	/s/ John Paul Waymack
John Paul Waymack
Chairman of the Board of Directors

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